June 7, 2010

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Catalyst Health Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-31014

Dear Mr. Rosenberg:

On behalf of Catalyst Health Solutions, Inc. (the “Company”), please find below the Company’s response to the comment letter issued by the staff of the Division of Corporation Finance (the “Staff”) on May 21, 2010. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses.

General

Comment No. 1

We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Response to Comment No. 1

The Staff has subsequently reviewed the Company’s Part III information that is included in its Form 10-K and has issued a comment letter to the Company on June 2, 2010. The Company acknowledges that the Staff will not be able to clear its review of the Company’s filing until the Staff has had the opportunity to review the Company’s responses to those comments.

Item 1. Business

Customers, page 7

Comment No. 2

We note that Wellmark Blue Cross Blue Shield of Iowa and the State of Maryland accounted for 18% and 12%, respectively, of the company’s consolidated revenues. It appears that these customer relationships are material to the company’s business. Accordingly, please revise to provide a description of the material terms of the company’s contractual arrangements with each of Wellmark and the State of Maryland, including, but not limited to any payment provisions, obligations, rights, term and termination provisions. In addition, please file a copy of any agreements governing this relationship.

Mr. Jim B. Rosenberg

June 7, 2010

Alternatively, please provide us with a detailed analysis which supports your conclusion that you are not substantially dependent on any such agreements pursuant to Item 601(b)(10)(ii)(B).

Response to Comment No. 2

In consideration of this Staff comment and comment no. 3, the Company proposes to identify, in any future Form 10-K in which the Wellmark Blue Cross Blue Shield of Iowa and the State of Maryland contracts are specifically identified, the term and termination date of these agreements. However, the Company believes that the additional information that the Staff has requested with respect to these contracts is neither required by Form 10-K nor material to investors. The Company is not substantially dependent on either agreement as the termination of either agreement would not have a material adverse effect on the Company and its subsidiaries, taken as a whole. Although Wellmark Blue Cross Blue Shield of Iowa and the State of Maryland accounted for 18% and 12%, respectively, of the Company’s consolidated revenue for 2009, these two customers’ percentage contributions to the Company’s gross margins in 2009 were smaller than their contributions to the Company’s revenue in 2009. Moreover, these two customers are expected to account for a smaller percentage of the Company’s 2010 consolidated revenue and gross margin as compared to 2009. In addition, the terms of the agreements with these two customers are largely consistent with those of the Company’s other customer contracts entered into in the ordinary course of business. For all of these reasons, the Company does not believe that a description of the material terms of these contracts is either required by Form 10-K or represents information that would be material to investors.

In addition, the Company does not believe that either contract is required to be filed as an exhibit to the Company’s reports pursuant to Item 601 of Regulation S-K. For the reasons set forth above, the Company has determined that neither contract constitutes a contract “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of the registrant’s products or services” as contemplated by Item 601(b)(10)(ii)(B) of Regulation S-K. The Company does not believe that either customer relationship constitutes “the major part” of the services it sells or that the Company is, in any other way, “substantially dependent” on either customer. Therefore, the Company believes that it is not required to file either contract with these two customers as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 1A. Risk Factors

“If we lose key clients as a result of competitive bidding….” page 19

Comment No. 3

Please revise this risk factor to disclose the circumstances under which your major customers can cancel their agreements with you, the rate of cancellation/non-renewal of your customer agreements and the percentage of revenue attributable to agreements that are up for renewal and must be re-bid over the next year.

Mr. Jim B. Rosenberg

June 7, 2010

Response to Comment No. 3

In response to the Staff’s comment, the Company proposes to include the following revised risk factor in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, and in its future filings on Form 10-K thereafter:

“We are dependent on a group of key customers, and if we lose key clients as a result of competitive bidding for contracts or contract renewals, consolidation of clients or otherwise, our business, profitability, and growth prospects could suffer.

We depend on a group of clients for a significant portion of our revenue. Our top ten clients generated approximately [    ]% of our revenue for the six months ended June 30, 2010, including approximately [    ]% from Wellmark Blue Cross Blue Shield of Iowa and approximately [    ]% from the State of Maryland. The constituents of that group change periodically.

Substantially all of our contracts with our clients are entered into for a specific term, generally three years, and as a result a material portion of our annual revenue is attributable to agreements that may be up for renewal and re-bid over the next year. In addition, substantially all of our contracts with our clients are subject to early termination if either party breaches the agreement. As contracts with our clients approach their termination date, our clients either seek to extend the agreement with us for a specified period, or seek competitive bids from us and other providers for a new agreement. Competitive bidding requires costly and time-consuming efforts and, even after we have won such bidding processes, we can expend significant time and effort in proceedings or litigation contesting the adequacy or fairness of these bidding processes. There can be no assurance that we will successfully extend expiring agreements with our clients, that we will win any competitive bid to renew such agreements, or that we will be able to improve or maintain our historic retention rate of existing business. Our business, financial condition or results of operations could be materially adversely affected if we fail to extend or win competitive renewals with a significant number of our top clients.

Over the past several years, self-funded employers, TPAs and other managed care companies have experienced significant consolidation. Consolidations generally reduce the number of clients who may need our services, and can result in our clients being acquired by companies that may not renew, and in some instances may terminate, the acquired client’s contract with us. If a significant number of our key clients are acquired by, or acquires, companies with which we do not have contracts, or if the financial condition of a significant number of our key clients otherwise deteriorates, our business, financial condition or results of operations could be materially adversely affected.”

Mr. Jim B. Rosenberg

June 7, 2010

Critical Accounting Policies and Estimates

Rebates Receivable and Payable, page 35

Comment No. 4

Please revise your disclosures on your prescription rebate estimates to quantify the estimated rebates accrued at the end of each period and disclose the effect of any changes in estimates recorded during each period presented.

Response to Comment No. 4

In its future filings beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, the Company proposes to separately report on the face of its consolidated balance sheets, or include disclosure within the notes to the financial statements, its estimated rebates receivable from pharmaceutical manufacturers and third party intermediaries and its estimated rebates payable to clients.

In addition, beginning with its Form 10-K for the year ended December 31, 2010, the Company will expand its existing “Rebates Receivable and Payable” paragraph in the Critical Accounting Policies and Estimates section to include the following disclosure:

“The Company estimates its rebates receivable and rebates payable based on the number and type of claims submitted, the rebate program terms with its clients, the Company’s rebate contracts with pharmaceutical manufacturers and third party intermediaries and other information that may be available. The amount of rebates actually received by the Company, and rebates paid to its clients, is impacted by a variety of factors, including the validation of claims data submitted by the Company and differences between estimated and actual rebatable products. In addition, the amount of rebates actually received by the Company, and rebates paid to its clients, in a period may result in adjustments to the estimates made in prior periods. Historically, adjustments to the Company’s estimates have been immaterial.”

The impact of changes in estimates for the years ended December 31, 2009 and 2008 have been immaterial to the Company. To the extent material in any quarterly or annual period in the future, the Company will disclose the effect of any changes in its estimates.

Item 15. Exhibits, Financial Statement Schedules

Note 10. Stockholders’ Equity, page F-17

Comment No. 5

For each year for which an income statement is presented, revise to disclose the method used during the year to estimate the fair value of awards under share-based payment arrangements and a description of the significant assumptions used during the year to estimate the fair value of the share-based compensation awards, including: expected term, expected volatility, expected dividends, and risk-free rate. Refer to FASB ASC 718-10-50-2.

Mr. Jim B. Rosenberg

June 7, 2010

Response to Comment No. 5

The Company did not issue any stock options awards during the periods for which an income statement is presented. If the Company grants stock option awards under share-based payment arrangements in the future, the Company will disclose a description of the method used to estimate the fair value of such awards and provide a description of the significant assumptions used as required by FASB ASC 718-10-50-2-f.

During the periods for which an income statement is presented, the Company did grant restricted stock awards (“RSAs”). As required by FASB ASC 718-30-17 through ASC 718-30-19, and as disclosed in its notes to consolidated financial statements, the fair value of these RSAs are measured based on the Company’s stock price at the date of grant and are expensed over the vesting period.

Note 16. Related Party Transactions, page F-21

Comment No. 6

You disclose that the company leases its corporate offices at 800 King Farm Boulevard pursuant to a lease with two related parties. Please revise to disclose the nature of the relationships involved as required by FASB ASC 850-10-50-1. In addition, please revise to file a copy of this lease pursuant to Item 601(b)(10)(ii)(A). Alternatively, provide us your analysis supporting your conclusion for not filing these agreements.

Response to Comment No. 6

In its Annual Report on Form 10-K for the year ended December 31, 2010, the Company will revise the related party transactions note to its consolidated financial statements to disclose the nature of the relationships involved as described in this paragraph. The party referred to in the Company’s related party transactions note to its consolidated financial statements is Thomas L. Blair, the father of David T. Blair, the Company’s Chief Executive Officer. In 2007, the Company assumed prime leases from two companies owned by Thomas L. Blair and contemporaneously subleased 6,932 feet of finished office space back to the companies owned by Thomas L. Blair. Thomas L. Blair was a member of the Company’s Board of Directors at that time and until December 31, 2008, at which time he retired, as disclosed in the Company’s Form 8-K filed on December 3, 2008.

Following his retirement from the Company’s Board of Directors on December 31, 2008, Thomas L. Blair ceased to be in the class of persons specified in Item 601(b)(10)(ii)(A) of Regulation S-K. Accordingly, the Company believes it is not required to file the sublease agreements pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

In connection with our responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

Mr. Jim B. Rosenberg

June 7, 2010

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this submission, please telephone me at 301-548-2931.

Very truly yours,

/s/ Hai V. Tran
Hai V. Tran
Chief Financial Officer